SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NU HOLDINGS LTD.

CNPJ/ME nº 24.410.913/0001-44

Public Company

MATERIAL FACT

Nu Holdings Ltd. ("Nu" or the "Company") (NYSE: NU), hereby informs its shareholders and the market in general, further to the Notice to Holders of Level III BDR Depositary Receipt published on September 13, 2023, that the CVM, by means of the Official Letters 258/2023/CVM/SRE/GER-2, of October 24, 2023 and 328/2023/CVM/SEP/GEA-1 of October, 31st, 2023, approved, respectively, the cancellation of the Level III BDR Program and the cancellation of the Company's registration as a foreign issuer of category "A" securities.

Thus, all the necessary steps for the Discontinuation of the Sponsored Level III BDR Program have been completed, and therefore there's no additional steps to be taken in this regard.

The Company reinforces the Nubank Group's long-term commitment to Brazil and the Brazilian capital markets.

São Paulo, October 31, 2023

Contacts:

Investor Relations
Jörg Friedemann
investors@nubank.com.br

Media Relations
Leila Suwwan

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  October 31, 2023